United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

Vale concludes important steps of the fertilizer assets acquisition
Rio de Janeiro, May 27, 2010 — Vale S.A. (Vale) announces that it concluded the acquisition, through its subsidiary Mineração Naque S.A., of a direct and indirect stake of 58.6% in the equity capital of Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) — a company listed on the BM&F Bovespa and the largest Brazilian producer of fertilizer nutrients — and the Brazilian fertilizer assets of Bunge Participações e Investimentos S.A. (BPI) for a total of US$ 4.7 billion.
Vale acquired for US$ 3.0 billion the direct and indirect stake of 58.6% in the equity capital of Fosfertil, which corresponds to 72.6% of the common shares and 51.4% of the preferred shares, from Bunge Fertilizantes S.A., Bunge Brasil Holdings B.V., Yara Brasil Fertilizantes S.A. (Yara), Fertilizantes Heringer S.A. (Heringer) and Fertilizantes do Paraná Ltda. (Fertipar) — equivalent to a price per share of US$12.0185. The remaining US$ 1.7 billion is attributable to the acquisition of a portfolio of Brazilian fertilizer assets owned by BPI, which includes phosphate rock mines and phosphates producing units and does not include retail/distribution operations.
Pursuant to Brazilian corporate law and capital markets regulations, Vale will launch a mandatory offer — to be filed with CVM, the Brazilian Securities Commission, in the short-term — to buy the 0.19% of the common shares held by the minority shareholders of Fosfertil for US$ 12.0185 per share, the same price paid to the other common shareholders of Fosfertil, as previously disclosed.
As announced on February 10, 2010, as part of the acquisition of Fosfertil, Vale holds an option contract with The Mosaic Company (Mosaic), which gives us the option to acquire Mosaic ´s direct and indirect stakes in Fosfertil, corresponding to 27.27% of the common shares and 16.65% of the preferred shares and to 20.27% of the equity capital of Fosfertil, for US$ 1,029,811,129.77, at a price per share of US$ 12.0185. This transaction is expected to be concluded in the near future.
The acquisition is in line with our strategy to become a leading global player in the fertilizer business. The build-up of a large world-class value creation platform is being pursued through a combination of acquisitions and organic growth.
Accommodating continuous demand expansion for minerals, metals and fertilizers will require substantial new capacity build-up. Geological and institutional constraints tend to contribute to a slow market adjustment and to generate the need to invest in higher-cost and lower-quality sources of supply. Vale is best positioned to benefit from the strong long-term market fundamentals, given its world-class, long-life and low-cost assets and multiple growth options supplied by a high-quality project pipeline.
Given the quality of the assets being acquired and the strength of long-term market fundamentals, we expect this transaction to generate returns above our weighted average cost of capital, creating significant shareholder value.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2010	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations